EXHIBIT 12.1

THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Nine Months Ended
	September 30, 2012	October 2, 2011
Earnings:

Income before income taxes	$785,628	$755,150

Add (deduct):

Interest on indebtedness	74,838	72,845
Portion of rents representative of the interest factor (a)	5,881	5,660
Amortization of debt expense	947	868
Amortization of capitalized interest	1,260	1,395
Adjustment to exclude noncontrolling interests in subsidiaries and income or loss from equity investee	(9,870)	(2,772)

Earnings as adjusted	$858,684	$833,146

Fixed Charges:

Interest on indebtedness	$74,838	$72,845
Portion of rents representative of the interest factor (a)	5,881	5,660
Amortization of debt expense	947	868
Capitalized interest	5,055	5,346

Total fixed charges	$86,721	$84,719

Ratio of earnings to fixed charges	9.90	9.83
NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.